Jinxuan Coking Coal

South Zhonghuan Street 529

C-12, Rooms 1204 and 1205

Taiyuan, Shanxi, PRC

March 2, 2018

Via E-mail

John Reynolds

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	Jinxuan Coking Coal Limited

Registration Statement on Form F-1

File No. 333-222784

Filed: January 30, 2018

Dear Mr. Reynolds:

We are in receipt of your comment letter dated February 9, 2018 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by our responses:

Recent Developments, page 9

1. You have entered into a Share Transfer Agreement to purchase a 99% equity ownership in Beijing Jinxuan for RMB 7.92 million and have paid RMB 5 million as a down payment. Please provide financial statements of Beijing Jinxuan pursuant to Rule 3-05 of Regulation S-X and pro forma financial information pursuant to Article 11 of Regulation S-X. Refer to Item 4 of Form F-1.

In response to the Staff’s comment, we note that as of March 2, 2018, the transactions underlying the Share Transfer Agreement by and amongst Beijing Jinxuan, the 99% shareholder of Beijing Jinxuan and Liulin Junhao dated September 14, 2017 (the “Share Transfer Agreement”) have not been consummated. Additionally, based on assessment of the current conditions, all parties to the Share Transfer Agreement have agreed to terminate the Share Transfer Agreement, and have entered into a Termination Agreement date February 22, 2018 (attached hereinafter as Exhibit A). Pursuant to the Termination Agreement, the 99% shareholder of Beijing Jinxuan has agreed to return the RMB 5 million deposit (the “Deposit”) payment to Liulin Junhao no later than April 22, 2018. We have made revisions on pages 9, 89, F-19 and F-36 of the Registration Statement.

As such, we respectfully state that the financial statements of Beijing Jinxuan pursuant to Rule 3-05 of Regulation S-X and pro forma financial information pursuant to Article 11 of Regulation S-X need not be provided as part of the Registration Statement as of March 2, 2018.

Risk Factors, page 14

2. We note the risk factor on page 16 regarding issues with your suppliers in the first half of 2017. Please update your disclosure in this section and elsewhere regarding your supplier situation and clarify the status of your strategy to establish relationships with new suppliers. Also, please provide balanced disclosure of your supplier risks in your summary, such as where you discuss your competitive strengths and your access to high quality coal on page 8.

In response to the Staff’s comments, we have made revisions on pages 8, 16 and 66 of the Registration Statement.

Use of Proceeds, page 28

3. Please clarify your specific plans for the proceeds of the offering or if you have no such plans discuss the principal reasons for the offering. Refer to Item 3.C.1 of Form 20-F.

In response to the Staff’s comments we have made revisions on page 28 of the Registration Statement.

Capitalization, page 29

4. In the context of a no-minimum, best efforts offering, it does not appear appropriate to assume the sale of offered shares in the capitalization. Please revise to remove the as adjusted column, or advise.

In response to the Staff’s comments we have made revisions on page 30 of the Registration Statement.

Executive Compensation, page 84

5. Please update your disclosure in this section for the fiscal year ended December 31, 2017. Also update your disclosure regarding related party transactions on page 87 and your customers on page 74.

We note that we have provided updated disclosure as requested by the Staff to the extent such information is available. In response to the Staff’s comments we have made revisions on pages 74, 87, 88 and 89 of the Registration Statement.

Principal Shareholders, page 85

6. In note (4), you state that Bingshan Guo is the 100% owner of Jacqueline G.D Limited. Elsewhere in the filing, you indicate that Jinxuan JH Limited owns 100% of Jacqueline G.D Limited. Please advise and revise your disclosures throughout the filing, as appropriate.

In response to the Staff’s comment, we respectfully advise the Staff that Jinxuan JK Limited owns 100% of Jacqueline G.D International Limited, a separate entity from Jacqueline G.D Limited. Jacqueline G.D Limited is a related party controlled 100% by Mr. Binghsna Guo, but is not part of the Registrant’s corporate structure. Jacqueline G.D International Limited is  referenced as “Jacqueline HK.”  To clarify, we have changed the reference of Jacqueline G.D Limited to “Jacqueline Guo,” please see revisions on page 9, 85, 86 and F-19 of the Registration Statement.

Financial Statements

Index to Financial Statements, page F-1

7. As noted on page F-24, the recapitalization transaction has been retroactively presented for the six months ended June 30, 2017. Please similarly revise your financial statements for all periods presented and disclosures throughout the filing to give retroactive effect to the recapitalization transaction, including all shares and per share data. In addition, it appears that due to the recapitalization the financial statements for all periods presented would be those of Jinxuan Coking Coal Limited.

In response to the Staff’s comment, we have made the following revisions:

(1)	the entity name title of the reporting company, the share and per share data of the consolidated financial statements from page F-1 to page F-7 of the Registration Statement.

(2)	Note 14 on page F-19 of the Registration Statement.

(3)	Note 15 on page F-20 of the Registration Statement.

Unaudited Condensed Consolidated Interim Financial Statements, page F-20

8. As noted on pages 85 and 86, if Jacqueline G.D Limited is a direct or indirect subsidiary of yours and owns 3,333,334 of your shares, please tell us how your interim financial statements as of and for the six months ended June 30, 2017 meet the requirements of ASC 810-10-45-5.

In response to the Staff’s comment, we respectfully advise the Staff that Jinxuan JK Limited owns 100% of Jacqueline G.D International Limited, a separate entity from Jacqueline G.D Limited. Jacqueline G.D Limited is a related party controlled 100% by Mr. Binghsna Guo, but is not part of the Registrant’s corporate structure. Jacqueline G.D International Limited is  referenced as “Jacqueline HK.”  To clarify, we have changed the reference of Jacqueline G.D Limited to “Jacqueline Guo,” please see revisions on pages F-19 of the Registration Statement.

9. Please include in your interim financial statements the statement of shareholders’ equity information required by Item 8.A.5 of Form 20-F.

In response to the Staff’s comment, we have made revisions on page F-23 of the Registration Statement.

Sincerely,
/s/ Xiangyang Guo
Xiangyang Guo